UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM SD
SPECIALIZED DISCLOSURE REPORT

RESPONSE BIOMEDICAL CORP.

(Exact name of registrant as specified in its charter)

Vancouver, British Columbia, Canada	000-50571	98 -1042523
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

1781 - 75th Avenue W. Vancouver, British Columbia, Canada V6P 6P2 (Address of principal executive offices)

Wiliam J. Adams Chief Financial Officer (604) 456-6010 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Response Biomedical Corp. (“Response Biomedical”) is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical central-lab testing, point of care (POC) testing and on-site environmental testing markets. POC, on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. RAMP® represents a paradigm in diagnostics that provides sensitive and reliable information in minutes.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) requires Response Biomedical to perform certain procedures and disclose information about the use and origin of “conflict minerals” if these minerals are deemed to be necessary to the functionality or production of a product manufactured or contracted to be manufactured by Response Biomedical. The minerals covered by these rules include tin, tantalum, tungsten and gold.

Conflict minerals are necessary to the functionality or production of certain of Response Biomedical’s products. The RAMP® Reader and RAMP® 200 Readers are made in part using conflict minerals that are sourced from a global supply base that includes distributors, value-added resellers, original equipment manufacturers, original design manufacturers and contract manufacturers.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Act, Response Biomedical has performed a “reasonable country of origin inquiry” on minerals that were in Response Biomedical’s supply chain after January 1, 2015 to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or come from recycled or scrap sources. Response Biomedical has concluded in, good faith, that during 2015:

a)     it has manufactured and contracted to manufacture products to which conflict minerals are necessary to the functionality or production of such products; and

b)     based on a “reasonable country of origin inquiry,” Response Biomedical was not able to conclude whether or not its products qualify as DRC conflict free (as defined in Form SD).

Response Biomedical performed its due diligence procedures from January 1, 2015 through December 31, 2015 to determine the origin of conflict minerals used in the production of its product offerings across all product lines. Response Biomedical’s due diligence procedures included building conflict minerals awareness across the company’s supply base and by surveying all direct material suppliers that were known to or may have provided products to Response Biomedical containing metal and/or conflict minerals.

Based on the incomplete representations made by its suppliers, Response Biomedical is unable to conclude whether or not the origin of the conflict minerals used in its products during calendar year 2015 were from the Covered Countries.

In accord with Rule 13p-l under the Securities Exchange Act of 1934 , Response Biomedical has filed this Form SD and the associated Conflict Minerals Report. Both reports are posted (and publicly available) on Response Biomedical’s website: http://responsebio.com/investors/governance.

Item 1.02 Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RESPONSE BIOMEDICAL CORP.

Dated: May 31, 2016	By:	/s/ William J. Adams
William J. Adams
Chief Financial Officer